UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-36767

AVOLON HOLDINGS LIMITED

(Translation of Registrant’s Name into English)

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Telephone: +353 (1) 231 5800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 3, 2015, Avolon Holdings Limited (the “Company”) entered into a Merger Agreement (the “Merger Agreement”) (attached as Exhibit 99.1) with Bohai Leasing Co., Ltd., a limited company under the laws of the People’s Republic of China (“Parent”), Mariner Acquisition Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming an indirect wholly-owned Subsidiary of Parent as a result of the Merger.

Concurrently with the execution of the Merger Agreement, (i) certain shareholders of Parent have executed and delivered a voting agreement (the “Parent Voting Agreement”) (attached as Exhibit 99.2), (ii) certain shareholders of the Company and Parent have executed and delivered a voting agreement (the “Voting Agreement”) (attached as Exhibit 99.3), (iii) HNA Group Co., Ltd., a limited company existing under the laws of the People’s Republic of China (the “Guarantor”), an Affiliate of Parent and Merger Sub, has executed and delivered a guarantee (the “Guarantee”) (attached as Exhibit 99.4) in favor of the Company and (iv) the Company, Global Aviation Leasing Co., Ltd., Citibank, N.A., and Hong Kong Bohai Leasing Asset Management Corp., Ltd. entered into the Second Amended and Restated Deposit Escrow Agreement (the “Escrow Agreement”).

Exhibits

99.1	Merger Agreement, dated September 3, 2015, by and among Parent, Merger Sub, and the Company.

99.2	Parent Voting Agreement, dated September 3, 2015, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and the Company.

99.3	Voting Agreement, dated September 3, 2015, by and among Parent, Merger Sub, and the shareholders of the Company listed on Exhibit A thereto.

99.4	Guarantee, dated September 3, 2015, by the Guarantor in favor of the Company.

99.5	Escrow Agreement, dated September 3, 2015, by and among the Company, Global Aviation Leasing Co., Ltd., Citibank, N.A., and Hong Kong Bohai Leasing Asset Management Corp., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley
Name: Ed Riley
Title: General Counsel and Company Secretary

Date: September 4, 2015

Exhibits

99.1	Merger Agreement, dated September 3, 2015, by and among Parent, Merger Sub, and the Company.

99.2	Parent Voting Agreement, dated September 3, 2015, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and the Company.

99.3	Voting Agreement, dated September 3, 2015, by and among Parent, Merger Sub, and the shareholders of the Company listed on Exhibit A thereto.

99.4	Guarantee, dated September 3, 2015, by the Guarantor in favor of the Company.

99.5	Escrow Agreement, dated September 3, 2015, by and among the Company, Global Aviation Leasing Co., Ltd., Citibank, N.A., and Hong Kong Bohai Leasing Asset Management Corp., Ltd.

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